UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-38991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pioneer Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Bancorp, Inc.

652 Albany Shaker Road

Albany, New York 12211

Explanatory Note

Due to the novel coronavirus (“COVID-19”) pandemic, Pioneer Bancorp, Inc. (the “Company”), the holding company of Pioneer Bank who is the plan sponsor of the Pioneer Bank 401(k) Savings Plan (the “Plan”), filed a Current Report on Form 8-K on June 26, 2020 with the Securities and Exchange Commission (the “Commission”) to avail itself of an extension to file the Plan’s Annual Report on Form 11-K for the plan year ended December 31, 2019 (the “Form 11-K”). The Plan relied on the Commission's Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions From the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) for an extension to file the Form 11-K for up to 45 days after the original June 29, 2020 due date.

As previously disclosed, the operations and business of the Company have experienced disruptions due to the unprecedented conditions surrounding the COVID-19 pandemic. These disruptions due to the suggested and mandated restrictions on business operations, social distancing protocols, quarantine, and work from home orders related to the COVID-19 pandemic limited the availability of key Company personnel and professional advisors required to prepare the Plan’s financial statements for the plan year ended December 31, 2019 by the original June 29, 2020 deadline. The Company was also delayed in preparing the Form 11-K due to third parties who did not have sufficient time to complete all the necessary items because of the limitations described above.

PIONEER BANK 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of

Pioneer Bank 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pioneer Bank 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.

/s/ Bonadio & Co., LLP

Syracuse, New York

August 13, 2020

PIONEER BANK 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019	2018
ASSETS
Investments, at fair value	$20,307,697	$13,714,591
Investments, at contract value	—	1,575,157
Total investments	20,307,697	15,289,748

Receivables
Notes receivable from participants	461,026	445,284

Other assets	20,760	—

Total assets	20,789,483	15,735,032

LIABILITIES
Other liabilities	20,075	—

NET ASSETS AVAILABLE FOR BENEFITS	$20,769,408	$15,735,032

See accompanying notes to financial statements.

PIONEER BANK 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2019 and 2018

	2019	2018
Additions to net assets attributed to:

Investment income (loss)
Interest and dividend income from investments	$338,695	$1,598,475
Net appreciation (depreciation) in fair value of investments	4,688,784	(2,385,604)
Interest income on notes receivable from participants	24,095	21,262
Total investment income (loss)	5,051,574	(765,867)

Contributions
Employer	466,664	440,694
Participants	1,238,095	1,196,105
Rollovers	1,480,637	161,164
Total contributions	3,185,396	1,797,963

Total additions	8,236,970	1,032,096

Deductions from net assets attributed to:
Benefits paid to participants	3,181,802	2,448,374
Administrative expenses	20,792	7,002

Total deductions	3,202,594	2,455,376

Net increase (decrease) in net assets available for benefits	5,034,376	(1,423,280)

Net assets available for benefits
Beginning of year	15,735,032	17,158,312

End of year	$20,769,408	$15,735,032

See accompanying notes to financial statements.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Pioneer Bank 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution 401(k) plan covering eligible employees of Pioneer Bank (the “Bank”). On July 17, 2019, Pioneer Bancorp, Inc., became the holding company for the Bank, when it closed its stock offering in connection with the reorganization of the Bank into the two-tier mutual holding company form of organization. Employees are eligible to participate in the Plan and make pre-tax or Roth contributions through salary deferrals on the first day of the month coinciding with or next following upon attainment of the age of twenty-one and completion of 60 days of service. Participants are eligible to have employer matching and profit sharing contributions made on their behalf on the first day of the month coinciding with or next following the completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions: Participants may elect to contribute their compensation through a salary deferral election, up to the maximum amount allowed under the Internal Revenue Code (“IRC”). The default percentage of the automatic contribution arrangement, which is the percentage of compensation that shall be withheld from the eligible employee’s compensation absent an affirmative election by the eligible employee is 6%. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans and certain individual retirement accounts.

The Bank matching contribution calculation is made in an amount equal to 100% of the first 1% of each participant’s elective contributions, and 50% of the next 5% of such participant’s elective contributions, or a maximum contribution of 3.5% of the participant’s compensation.

In addition, the Bank may make additional profit sharing contributions to the Plan at its sole discretion. No additional discretionary contributions were made by the Bank for the years ended December 31, 2019 and 2018.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s contributions, Plan earnings (losses), and forfeitures of employer contributions, and is charged with the participant’s withdrawals, and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting: Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the remainder of their accounts, plus earnings (losses) thereon, is based on a two year cliff vesting for all participants for the employer safe harbor contributions and a six year graded vesting schedule for any employer discretionary contributions at the rate of 20% per year of service after second year of service. Participants become 100% vested their account balances upon termination of service due to death, disability, or retirement.

Forfeitures: Forfeitures of nonvested accounts are used to reduce the Bank’s matching contributions or pay administrative expenses of the Plan. Forfeited accounts available at December 31, 2019 and 2018 were not significant.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

Payment of Benefits: Upon termination of service, participants may receive distributions equal to the value of their vested account balance. The participant’s vested account may be paid in a lump-sum distribution or in a method providing periodic payments. Death, disability, and hardship distributions may be made in accordance with the terms of the Plan. Active participants may also take distributions from the Plan upon attainment of age 59½.

Notes Receivable from Participants (“Loans”): A participant may borrow up to $50,000 or 50% of his or her vested account balance, whichever is less, reduced by his or her largest outstanding loan balance during the preceding twelve months, with a minimum loan of $1,000. Loans are subject to certain conditions and limitations as stipulated in the Plan agreement and under the IRC. Loans are generally repayable over a maximum of five years through regular payroll deductions. Loans for financing a primary residence may be repaid over a maximum of ten years, at the discretion of the plan administrator. The loans are collateralized by the balances in the participants’ accounts and bear interest at the prime rate plus 1%.

Administrative and Investment Management Expenses: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Bank.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets available for benefits.

Investment Valuation and Income Recognition: Investments in employer common stock, money market funds, and mutual funds are reported at fair value. Investments in common collective trust funds are reported at Net Asset Value (“NAV”). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different from the reported NAV. Investments in the fully benefit-responsive investment contract are reported at contract value. Contract value is the relevant measure for the Plan’s fully benefit-responsive investment contract, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America (U.S. GAAP) requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

Risks and Uncertainties: The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, each participant’s account shall become fully vested and nonforfeitable and will be distributed in accordance with the Plan agreement.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Employer Common Stock, Money Market Funds, and Mutual Funds: The fair values of employer common stock, money market fund, and mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

Common collective trust funds:  Common collective trust funds are valued at their NAV on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy. Common collective funds are comprised of units in such common collective trust funds that are not publicly traded. The underlying assets in these funds (common stock, preferred stock, collective investment funds, U.S. Government and Agency Obligations, debt instruments, insurance investment contracts, global wrap synthetic investment contracts, securities lending funds, repurchase agreements, futures contracts, and foreign currency contracts) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available. When current market prices or quotations are not available, valuations are determined using valuation models adopted by the trustee or other inputs principally from or corroborated by observable market data.

Investments in common collective trust funds are valued at the NAV of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common collective trust fund at year end. At December 31, 2019, the Plan’s investment in common collective trust funds was comprised of an investment in the Metlife Stable Value Fund – Series 25053. The objective of this fund is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions. The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund. This fund invests entirely in the MetLife Group Annuity Contract 25053 which consists of separately managed investment portfolios directed by Reliance Trust Company. This fund is a bank collective trust fund for which Reliance Trust Company serves as the trustee and investment manager. This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments and no withdrawal restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2019, Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Employer common stock	$5,439,582	$5,439,582	$—	$—
Money market funds	6,202	6,202	—	—
Mutual funds	13,314,641	13,314,641	—	—

Total	18,760,425	$18,760,425	$—	$—

Common collective trust funds (a)	1,547,272

Total investments, at fair value	$20,307,697

Fair Value Measurements
at December 31, 2018, Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$13,714,591	$13,714,591	$—	$—

Total	$13,714,591	$13,714,591	$—	$—

(a)	- In accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

NOTE 5 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan held a fully benefit-responsive investment contract that is reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of the Plan’s fully benefit-responsive investment contract, by general type, is presented below:

	2019	2018
Traditional investment contract	$—	$1,575,157

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

The Plan held a fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“Mass Mutual”; Issuer). Mass Mutual maintains the contributions in its general account. The Issuer guarantees the Plan a return of principal and interest under the terms of the contract. The interest crediting rate is updated quarterly based upon contract provisions, and it may not be less than 2.25%. Mass Mutual’s general account is credited with earnings on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

The Plan’s investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Bank, and certain other Bank-initiated events that result in distributions exceeding a set amount. The contract limits the circumstances under which the Issuer may terminate the contract. Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract at less than contract value is not probable.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

Effective May 1, 2019, all assets were transferred from Mass Mutual to Pentegra Trust Company, and Pentegra Trust Company became the trustee and Pentegra Services, Inc. became the recordkeeper of the Plan. Certain Plan investments are shares of MetLife Stable Value Fund Series 25053 that is a collective investment fund. Reliance Trust Company, who is custodian for the Plan, is also the trustee and custodian for the fund. Pentegra Retirement Services, Inc., the record keeper of the Plan, provides investment sub-advisory services for the fund. Transactions in the fund qualify as party-in-interest transactions.

Certain Plan investments were shares of mutual funds managed by MassMutual Financial Group (“MMFG”), and a fully benefit-responsive investment contract issued by Mass Mutual, a service provider of the Plan, and therefore these transactions qualified as party-in-interest transactions.

Effective beginning in July 2019, the Plan provided participants the election of an investment in Pioneer Bancorp, Inc.’s common stock (employer common stock). As of December 31, 2019, the Plan held 355,296 shares of Pioneer Bancorp, Inc. common stock with a market value of $5,439,582 at a price per share of $15.31. Transactions in the employer common stock qualify as party-in-interest transactions.

Notes receivable from participants held by the Plan are considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Bank. The administrative expenses paid directly by the Plan, as well as indirectly through the reduction of investment return, are considered party-in-interest transactions.

PIONEER BANK 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 7 – TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2014 indicating that the prototype plan document adopted by the Plan, as then designed, was in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, Bank management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

NOTE 8 – SUBSEQUENT EVENTS

Effective March 1, 2020, the Plan was amended to allow upon termination of service in-kind distributions of employer common stock.

The United States is presently in the midst of a national health emergency related to a virus, commonly known as Novel Coronavirus (“COVID-19”). Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The overall consequences of COVID-19 on a global, national, regional, and local level are unknown, but it has the potential to result in a significant economic impact. The impact of this situation on the Plan and its future results and financial position is not presently determinable.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by Congress. The CARES Act contains several provisions that temporarily impact 401(k) plans, including the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a pause option for loan payments. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Bank is evaluating the CARES Act’s required minimum distribution provisions.

SUPPLEMENTAL SCHEDULE

PIONEER BANK 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

Name of plan sponsor:	Pioneer Bank
Employer identification number:	14-0970570
Plan number:	002

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

		Common Stock
*	Pioneer Bancorp, Inc.	Employer Common Stock	#	$5,439,582

		Money Market Funds
	Federated	Government Obligations Fund	#	6,202

		Mutual Funds
	DFA	US Small Cap Portfolio	#	215,819
	American Funds	EuroPacific Growth Fund	#	210,784
	MFS	Value Fund	#	323,444
	T. Rowe Price	Blue Chip Growth Fund	#	1,051,728
	Vanguard	Target Retirement 2020 Fund	#	1,182,975
	Vanguard	Target Retirement 2025 Fund	#	2,605,416
	Vanguard	Target Retirement 2030 Fund	#	2,846,564
	Vanguard	Target Retirement 2035 Fund	#	782,958
	Vanguard	Target Retirement 2040 Fund	#	864,980
	Vanguard	Target Retirement 2045 Fund	#	486,598
	Vanguard	Target Retirement 2050 Fund	#	396,388
	Vanguard	Target Retirement 2055 Fund	#	306,636
	Vanguard	Target Retirement 2060 Fund	#	48,131
	Vanguard	Target Retirement 2065 Fund	#	4,119
	Vanguard	Mid Cap Index Fund	#	457,147
	Vanguard	500 Index Fund	#	1,019,444
	Vanguard	Target Retirement Income Fund	#	353,744
	Dodge & Cox	Income Fund	#	157,766
				13,314,641
		Common Collective Trust Funds
*	MetLife	Stable Value Fund – Series 25053	#	1,547,272

		Total Investments		20,307,697

		Notes Receivable
*	Notes receivable from participants	Interest rates ranging from 4.25% to 6.50%	- 0 -	461,026

				$20,768,723

*	Indicates a party-in-interest as defined by the Employee Retirement Security Act of 1974.
#	Investments are participant directed and therefore cost information is not presented.

EXHIBIT INDEX	DESCRIPTION

EX-23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER BANK 401(K) PLAN

Date: August 13, 2020	By:	/s/ Thomas L. Amell
Thomas L. Amell
President and Chief Executive Officer
Pioneer Bancorp, Inc.